Howard Kenny

+1.212.309.6843

howard.kenny@morganlewis.com

August 29, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	enGene Holdings Inc.

Registration Statement on Form S-4

File No. 333-273851

To Whom it May Concern:

On behalf of enGene Holdings Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated August 22, 2023, relating to the above referenced Registration Statement on Form S-4. (the “Registration Statement”). Concurrently herewith, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the prospectus.

Amendment No.1 to Registration Statement on Form S-4

Questions and Answers about the Business Combination...

What is the PIPE Financing?, page 28

1.

We note your response to our prior comment 8. Please include the portion of such response that indicates the material differences in the price per share of the FEAC Shares issued at the time of the IPO and the price of the securities being issued in the private placements at the time of the Business Combination.

Response: The Company advises the Staff that it has revised the disclosure on pages 14, 15 and 192 of the Amendment in response to this comment.

Securities and Exchange Commission

August 29, 2023

Proposal No. 1 - The Business Combination

Proposal Background of Business Combination, page 175

2.	We note your response to our prior comment 15 and reissue in part. Please include a description of the discussions that took place in the May 30, 2022 meeting.

Response: The Company advises the Staff that it has revised the disclosure on page 180 of the Amendment in response to this comment.

3.

We note your revisions in response to prior comment 21. Please further expand your disclosure to indicate if the waiver of the corporate opportunities doctrine impacted FEAC’s search for an acquisition target.

Response: The Company advises the Staff that it has revised the disclosure on page 194 of the Amendment in response to this comment.

Business of enGene

Fast Tracked Product Candidate in Underserved Market, page 297

4.

You make some assertions regarding the safety of EG-70 including your statement that the EG-70 “3-month data collected from all patients in the Phase 1 portion of the ongoing LEGEND trial demonstrated a favorable safety profile[.]” Safety is a determination that is within the authority of the FDA. Please revise or remove these statements and similar statements throughout your prospectus. Note that you may state your product candidate has been well tolerated, if accurate.

Response: The Company advises the Staff that it has revised the disclosure on pages 299 and 301 of the Amendment in response to this comment.

Our Strategy, page 298

5.

We note your response to our previous comment 32 specifically where you state that you attempted to follow FDA guidance for the design of clinical studies for development of novel NMIBC treatments. On page 303 you affirmatively state that you have followed such guidance. Please clarify if during the FDA discussion of your EG-70 development plan the FDA made changes that allowed you to be in compliance with such guidance.

Response: The Company advises the Staff that it has revised the disclosure on pages 300 and 305 of the Amendment in response to this comment.

Securities and Exchange Commission

August 29, 2023

Product and Pipeline Development, page 300

6.	We note your response to our previous comment 35 and reissue. Please revise the pipeline table on page 300 to include columns for Phase 1, 2 and 3 clinical trials.

Response: The Company advises the Staff that it has revised the table on page 302 of the Amendment in response to this comment.

Legend: A Phase 1/2 Study of EG-70 in NMIBC

Phase 2 Trial, page 307

7.	We note your response to our previous comment 34 and reissue in part. At first use please define cystoscopic CR in layman terms.

Response: The Company advises the Staff that it has revised the disclosure on pages 307 and 309 of the Amendment in response to this comment.

Analysis if intravesical mEG-70 treatment..., page 311

8.

We note your response to our previous comment 40. Please revise your tables on pages 312 and 315 so that all text is legible. Specifically, the key to the mouse chart on page 312 and 315 as well as the text within the table at the bottom of page 315.

Response: The Company advises the Staff that it has revised the tables on pages 314 and 317 of the Amendment in response to this comment.

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.212.309.6843 or Thurston J. Hamlette at +1.212.309.6240.

Very truly yours, /s/ Howard Kenny

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